Exhibit 99.4

BY EMAIL AND COURIER

Icon Energy Corp. Board of Directors Attn: Ismini Panagiotidi, Spiros Vellas, Evangelos Macris, and Dennis Psachos, CFO c/o Pavimar Shipping Co. 17th km National Road Athens-Lamia & Foinikos St.

14564 Nea Kifissia, Athens, Greece ir@icon-nrg.com d.psachos@icon-nrg.com

Re: ICON Energy Corp: Hampton Financial Corp.’s Ongoing Governance Concerns
Dear Members of the Board, Ms. Panagiotidi, Messrs. Vellas, Macris, and Psachos:

I write on behalf of Hampton Financial Corporation (“Hampton”), which beneficially owns 325,000 common shares of Icon Energy Corp. (“ICON” or the “Company”), approximately 9% of the 3,621,833 common shares reported outstanding as of August 14, 2026. Over the last year, the Company’s ill-conceived (and arguably unlawful) actions have wiped out 90% of stockholder value. Hampton insists that the Company promptly adopt meaningful corporate governance and capital structure reforms to reverse that damage. Specifically, ICON should:

1. Restructure the Series A Cumulative Convertible Perpetual Preferred Shares (“Series A”) held by controlling shareholder and CEO Ismini Panagiotidi (“Ismini”) to remove their payment-in-kind dividend and dividend rate adjustment features, which have diluted ICON’s common shares and driven the 90% decline in its stock price;

2. Appoint an independent director, selected in consultation with Hampton, to help address the Company’s financing needs and to join the audit committee to review independently ICON’s recent related party transactions, including the Master Management Agreement and the Board’s decisions to declare dividends on Ismini’s Series A shares that have diluted the common shares;

3. Declare a special dividend of common stock on existing common shares to reverse the excessive dilution of common stockholder value; and

4. Renegotiate the Master Management Agreement on commercially reasonable arm’s- length terms that do not include prohibitively expensive group- and vessel-leveltermination fees. These changes are necessary to restore stockholder value and to protect ICON, its Board, and Ismini from claims that they breached their fiduciary duties by enriching Ismini at the expense of minority stockholders and made material misrepresentations in SEC filings. 121 King Street West - Suite 1700 – Toronto – Ontario – Canada M5H 3T9

I. ICON’S Capital Structure Should Be Reformed to ReStore Stockholder Value and to Stop the Dilution of Common Stockholders

ICON’s current capital structure has eroded common stockholder value through in-kind Series A dividends, paid at escalating rates, to controlling stockholder and CEO Ismini. The Board’s decisions to pay those dividends, when ICON lacked the cash to do so, raise serious conflict of interest and fiduciary duty questions that expose ICON to avoidable litigation. That exposure is heightened by the 90%-plus drop in ICON’s stock price, which occurred even as ICON reported sharply growing net revenue and EBITDA in the first six months of 2026.1

First, the primary problem with ICON’s capital structure is the Series A shares, all of which are held by Ismini through Atlantis Holding Corp. (“Atlantis”), the entity through which she controls the Company.2 Each Series A share has a stated amount of $1,000, and dividends accrue at the applicable annual rate on that stated amount and on any unpaid accrued dividends. When the Board decides to pay the dividends in kind, as it did in June and December 2025, the dividend rate increases by a factor of 1.30 (the “PIK Rate Adjustment”) from the date of that payment onward. The rate has already reached 25.7%.3 A further payment in kind would raise the rate to 33.4%.4

In addition, each Series A share converts into common shares at “the lower of (i) $1,200 per Common Share” and the five-day volume-weighted average price (“VWAP”).5 With ICON’s common shares trading at around $0.92, Ismini can convert her Series A shares at any time into an enormous number of common shares.

Second, ICON’s financing arrangements place structural downward pressure on its stock price. Under ICON’s standby equity purchase agreement with Yorkville Advisors (the “SEPA”), Yorkville buys newly issued shares from ICON at 96% of the daily VWAP or 97% of the lowest daily VWAP during a three-day pricing period, and may then resell those shares into the market. Each such sale pushes the VWAP lower, and each decline in the VWAP increases the number of common shares into which Ismini can convert her Series A shares.6

1 ICON, Form 6-K, Ex. 99.2, at 5, 9-10 (filed Aug. 14, 2026) (2026 Q2 Form 6-K, Ex. 99.2).

2 ICON, Form 6-K, Ex. 99.1, at 9 (filed Aug. 14, 2026) (2026 Q2 Form 6-K, Ex. 99.1); Atlantis Holding Corp.,
Schedule 13D/A, Amendment No. 2, at 4 (filed July 2, 2026) (Atlantis 13D/A No. 2).

3 2026 Q2 Form 6-K, Ex. 99.1, at 11-12 (filed Aug. 14, 2026).

4 Although Atlantis agreed to waive the rate increase that the June 30, 2026 payment in kind would have triggered, and to suspend its conversion right while too few common shares are available, the Company agreed to pay Atlantis a restricted stock dividend of $1,500,000 of common shares by December 31, 2026 (the “Restricted Stock Dividend”). The conversion waiver suspends only the exercise of the conversion right; it does not reduce the number of common shares into which the Series A converts, and the waiver is conditioned on the Company attempting to increase its available common shares. ICON, Form 6-K, Ex. 10.2, at 1-2 (filed Aug. 14, 2026) (2026 Q2 Form 6-K, Ex. 10.2).

5 ICON, Annual Report (Form 20-F), Ex. 2.4, at 2 (filed Feb. 24, 2026) (FY2025 Form 20-F, Ex. 2.4).

6 While Atlantis has deemed the shares sold in the January 2025 offering, the SEPA, and the ATM to be
“Excluded Shares” (such that the anti-dilution adjustment to the fixed conversion price was waived for those sales) pursuant to a Limited Waiver, the VWAP prong continues to operate and threatens substantial further dilution. FY2025 Form 20-F, Ex. 2.4, at 2 (filed Feb. 24, 2026).

121 King Street West - Suite 1700 - Toronto - Ontario - Canada M5H 3T9

The inevitable result of this capital structure is a death spiral for common stockholder value: ICON’s stock price declines, and ownership steadily transfers from every other equity holder to ICON’s CEO and Chairwoman, Ismini, crowding out and diluting the common stockholders. Atlantis’s Schedule 13D filings show the effect: its as- converted interest in ICON rose from approximately 78% in July 2025 to approximately 86% as of June 30, 2026.7 At current trading prices, the Series A, together with its accrued dividends, would convert into several times the number of common shares now outstanding, limited only by the number of authorized and available common shares.

Third, this stock price death spiral puts at risk the Nasdaq listing on which ICON’s financing depends, beginning with the bid price requirement. Nasdaq Rule 5550(a)(2) requires listed shares to maintain a minimum bid price of $1.00. Ordinarily, a company whose bid price stays below that minimum for 30 consecutive business days is notified and given 180 calendar days to regain compliance, which it can do by meeting the minimum for at least ten consecutive business days. ICON no longer has that option. Nasdaq Rule 5810(c)(3)(A)(iv) denies any compliance period for a bid-price deficiency if the company “has effected a reverse stock split over the prior one-year period; or has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one.” Because of ICON’s January 8, 2026 reverse split, any bid-price deficiency arising before January 8, 2027 would result in an immediate Staff Delisting Determination.8

Fourth, ICON faces delisting risk because of the low market value of its shares. On July 22, 2026, the U.S. Securities and Exchange Commission approved Nasdaq’s $5 million minimum market value of listed securities standard. The requirement is currently stayed but will become operative when the stay ends.9 The Company has already disclosed that “[o]ur MVLS [market value of listed securities] is below $5 million as of the date hereof.”10 Once the rule takes effect, a sustained shortfall would lead to a Staff Delisting Determination with no cure period.11

Fifth, ICON’s equity financing depends on the Nasdaq listing. ICON has disclosed that if its shares are suspended or delisted, “we will no longer be able to sell our Common Shares

7 Atlantis Holding Corp., Schedule 13D, at 2 (filed July 8, 2025) (77.9%); Atlantis Holding Corp., Schedule 13D/A, Amendment No. 2, at 2 (filed July 2, 2026) (86.4% as of June 30, 2026). The simplified $1.00 calculation uses 3,621,833 common shares outstanding as of August 14, 2026; 21,390 Series A shares with a $21,390,000 stated amount; a 25.7% dividend rate; and approximately $1.7 million of accrued dividends through October 19, 2026 on a 30/360 basis. See ICON, Form 6-K, Ex. 99.2, at 8 (filed Aug. 14, 2026) (2026 Q2 Form 6-K, Ex. 99.2); ICON, Form 6-K, Ex. 99.1, at 2, 11-12 (filed Aug. 14, 2026) (2026 Q2 Form 6-K, Ex. 99.1);
ICON, Form F-1/A, Ex. 3.3, at 2, 4 (filed July 10, 2024) (2024 Form F-1/A, Ex. 3.3).

8 ICON, Form 6-K, Ex. 99.1, at 14 (filed Aug. 14, 2026) (2026 Q2 Form 6-K, Ex. 99.1) (disclosing the January 8,
2026 reverse stock split).

9 The Nasdaq Stock Market LLC, Exchange Act Release No. 106594, 91 Fed. Reg. 64,442, 64,443 (Oct. 8, 2026) (SR-Nasdaq-2026-081).

10 2026 Q2 Form 6-K, Ex. 99.2, at 10 (filed Aug. 14, 2026).

11 2026 Q2 Form 6-K, Ex. 99.2, at 10 (filed Aug. 14, 2026).

121 King Street West - Suite 1700 - Toronto - Ontario - Canada M5H 3T9

pursuant to our Standby Equity Purchase Agreement or ATM Agreement.”12 Reforming the capital structure is therefore essential to preserving ICON’s Nasdaq listing.

Because ICON’s capital structure is set up to cause a stock price death spiral, if ICON does not reform the capital structure soon, it could very well face a stockholder class action lawsuit seeking damages that would wipe out the $25 million that it has raised to date.

II. ICON’S Related Party TranSactionS RaiSe Conflict of Interest Concerns That Warrant Adding An Independent Director to the Board and the Audit Committee
ICON’s recent related party transactions have enriched Ismini at the expense of common shareholders and raise serious governance questions.

First, the Board’s decisions to pay Series A dividends in kind in June 2025, December2025, and June 2026, and to enter into a limited waiver with Atlantis in August 2026 (the “Limited Waiver”), are conflicted transactions approved by a non-independent board dominated by Ismini, at the expense of common stockholders. The 2025 payments in kind increased the dividend rate on Ismini’s Series A shares and harmed ICON’s stock price. Under Delaware law, which ICON states the Marshall Islands Business Corporations Act incorporates, a dividend that confers a non-ratable benefit on a controlling stockholder at the expense of minority investors is subject to entire fairness review, the most exacting standard, and is vulnerable to invalidation. See, e.g., In re Match Group, Inc. Derivative Litigation, 315 A.3d 446, 451 (Del. 2024).13

Second, on April 1, 2026, ICON’s Board approved a new Master Management Agreement superseding its prior management agreements with Pavimar, which is controlled by Ismini, ICON’s Chairwoman and Chief Executive Officer.14 The new agreement, first disclosed on June 9, 2026, more than two months after the Board approved it, requires ICON to pay Pavimar:

• a new 1.00% commission “on all gross capital raised by the Company in capital and debt markets,” giving Pavimar a financial interest in every capital raise;15

• a new “annual investment administration fee equal to 1.00% of the net asset value of the Company’s passive investments” and “a contingent fee equal to 15% of realized net profits” from those investments;16

• ship management fees of $800 per vessel per day, or $876,000 a year for ICON’s three vessels, plus 1.25% of the vessels’ gross income;17

12 2026 Q2 Form 6-K, Ex. 99.2, at 10 (filed Aug. 14, 2026); see also ICON, Form 6-K, Ex. 10.1, Annex II(i), at 40 (filed Aug. 29, 2025) (2025 Form 6-K, Ex. 10.1 (SEPA)).

13 Marshall Islands’ Business Corporations Act § 13 provides that it “shall be applied and construed to make the laws of the Republic . . . uniform with the laws of the State of Delaware . . . . Insofar as it does not conflict with any other provision of this Act, the non-statutory law of the State of Delaware . . . is hereby declared to be and is hereby adopted as the law of the Republic .. . . .”

14 ICON, Form 6-K, Ex. 10.1, §§ 1 (“Effective Date”), 11 (filed June 9, 2026) (Master Management Agreement); ICON, Annual Report (Form 20-F), at 58 (filed Feb. 24, 2026) (FY2025 Form 20-F).

15 ICON, Form 6-K, at 2 (filed June 9, 2026) (2026 Q1 Form 6-K), and Master Management Agreement § 6(b)(iii). 16 2026 Q1 Form 6-K, at 2 (filed June 9, 2026), and Master Management Agreement §§ 1 (“Passive Investment”), 6(b)(iv).

17 2026 Q1 Form 6-K, at 2 (filed June 9, 2026), and Master Management Agreement § 6(a) & sched. B, pt. II, cl. 13(a)(ii), (iv)(1).

121 King Street West - Suite 1700 - Toronto - Ontario - Canada M5H 3T9

• flat fees for administrative services of $800,000 a year for ICON’s three vessels;18 and

• termination fees that could exceed $12 million, measured by a remaining eight-year term that renews each year, compared with approximately $1.8 million under the prior agreements.19

This transaction is unfair to ICON and its stockholders because it pays Pavimar commissions and investment administration fees that exceed what a third-party, arm’s-length management agreement would provide. The termination fees of up to $12 million are also excessive and would make it prohibitively costly for ICON to exit an arrangement that harms its stockholders. ICON’s SEC disclosures contain no clear evidence that the audit committee independently reviewed and approved this transaction or compared its terms to arm’s-length third-party agreements.

ICON has already committed to two passive investments that generate fees for Pavimar. On May 22, 2026, before the Master Management Agreement was disclosed, the Board approved a $0.5 million investment for a 4.7% interest in the owner of a 2,000 TEU containership built in 2008.20 On October 14, 2026, ICON announced that it would acquire an approximately 2.8% interest, for an undisclosed amount, in the owner of an 1,800 TEU containership built in 2023.21 Pavimar manages neither vessel, yet the Master Management Agreement entitles it to 1% of each investment’s net asset value every year and 15% of any realized net profits.22 Investments that generate fees for a related party warrant audit committee review, and we question whether these investments were reviewed and whether they were the best use of ICON’s funds. See In re Ezcorp Inc. Consulting Agreement Derivative Litig., 2016 WL 301245, at *11 (Del. Ch. Jan. 25, 2016) (“Under current law, the entire fairness framework governs any transaction between a controller and the controlled corporation in which the controller receives a non-ratable benefit.”).

These related-party review concerns also bear directly on Hampton’s proposed remedy. The audit committee currently has only two members, a deviation from Nasdaq norms.23 The appointment of an independent director in consultation with Hampton, as proposed below, would address that issue: the designee would have no relationship with the Chairwoman, Atlantis, Pavimar, or their affiliates, would give the audit committee a third member, and would

18 2026 Q1 Form 6-K, at 2 (filed June 9, 2026); Master Management Agreement §§ 6(b)(i)-(ii), 6(d) & sched. A.

19 Compare 2024 Form of Management Agreement, pt. II, cls. 1 (defining the “Termination Fee” as the daily management fee of $800 a day “multiplied by 730 days”), 18.8, and FY2025 Form 20-F, at 59 (filed Feb. 24, 2026) (“a termination fee of $0.6 million per vessel”), with Master Management Agreement §§ 1 (“Termination Fee”), 9(a), 9(c), and id. sched. B, pt. II, class. 1 (“Termination Fee”), 31(k). The $12 million figure assumes termination by ICON on October 26, 2026. It equals the $200,000 quarterly Flat Fee multiplied by 29 remaining calendar quarters, counting the quarter of termination ($5.8 million), plus the $800 daily fee multiplied by 2,713 remaining days for each of three vessels ($6.5 million).

20 ICON, Form 6-K, Ex. 99.2, at 9 (filed June 9, 2026) (2026 Q1 Form 6-K, Ex. 99.2); 2026 Q2 Form 6-K, Ex. 99.1, at 7 (filed Aug. 14, 2026); 2026 Q2 Form 6-K, Ex. 99.2, at 6 (filed Aug. 14, 2026).

21 ICON, Form 6-K, Ex. 99.1, at 1 (filed Oct. 14, 2026) (October 2026 Co-Investment Release).

22 Master Management Agreement §§ 1 (“Passive Investment”), 6(b)(iv); 2026 Q1 Form 6-K, Ex. 99.2, at 9 (filed June 9, 2026); October 2026 Co-Investment Release, at 1.

23 FY2025 Form 20-F, Item 16G, at 72 (filed Feb. 24, 2026).

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give the independent directors a colleague whose interests are aligned with those of the public shareholders.

The absence of independent review also creates Nasdaq regulatory and delisting risk. Nasdaq Rule 5630(a) requires “appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the Company’s audit committee or another independent body of the board of directors.” The transactions at issue include the Master Management Agreement, the Limited Waiver and Restricted Stock Dividend, and the Series A dividend elections. Each involves the Chairwoman, Atlantis, or Pavimar, yet the Company’s filings disclose no review by the audit committee or any other independent body of the Board. ICON should work with Hampton to appoint a new independent director who can review these transactions independently and thoroughly.

III. ICON’S Related Party TranSactionS Raise Questions Under its Code of Business Conduct and EthicS

ICON’s related party transactions also raise potential violations of ICON’s Code of Business Conduct and Ethics (the “Code”), including its conflict-of-interest policy. The Code treats as a conflict of interest any private interest that may “interfere, or even appear to interfere, with the interests of Icon Energy,” and directs an employee aware of one to “immediately discuss the matter with the Chairman of the Audit Committee of the Board of Directors.”24 Each transaction discussed in Section II presents at least that appearance.

IV. The Current Capital Structure Exposes ICON to Securities Litigation Risk That Prompt Reform Would Mitigate

Unless ICON promptly reforms its capital structure and corporate governance, it will face a heightened risk of securities fraud litigation. First, a capital structure that predictably devalues the common shares and transfers ownership to Ismini ultimately invites securities fraud claims. In our view, ICON’s existing risk disclosures are insufficient. It is well settled that warnings about future risk do not insulate “from liability an issuer’s failure to disclose that the risk has, in act, materialized in the past and is virtually certain to materialize again.” Set Capital LLC v. Credit Suisse Grp. AG, 996 F.3d 64, 85 (2d Cir. 2021); see also City of Hialeah Emps.’ Ret. Sys. v. Peloton Interactive, Inc., 153 F.4th 288, 301 (2d Cir. 2025) (holding that “the presentation of the risk of inventory write-downs and discounted sales as merely hypothetical” in later filings “was potentially misleading” after the risk had materialized).

Second, the timing and content of ICON’s disclosure of the Master Management Agreement raise securities litigation concerns. The Board approved “entering into” the Master Management Agreement on April 1, 2026, yet the Company first disclosed it more than two months later, on June 9, 2026, as “retroactively effective from April 1, 2026.”25 In the interval, the Company issued 496,040 common shares under the ATM.26 Hampton acquired its shares on or about May 6, 2026.27 Throughout the interval, the ATM prospectus supplement described

24 ICON, Code of Business Conduct and Ethics, at 1 (effective July 11, 2024) (Code); see also FY2025 Form 20-F, Item 6.D, at 57 (filed Feb. 24, 2026).

25 2026 Q1 Form 6-K, at 2 (filed June 9, 2026). A search of EDGAR found no earlier ICON filing referring to the agreement.

26 2026 Q1 Form 6-K, Ex. 99.2, at 10 (filed June 9, 2026).

27 See Hampton Financial Corp., Schedule 13G, cover page (filed May 11, 2026) (Hampton 13G) (reporting
May 6, 2026 as the date of the event requiring the filing).

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Pavimar’s services as provided “under the terms of the management agreement, which became effective on January 18, 2024,” an agreement the Board had already approved replacing as of April 1.28 Investors who purchased shares between the Board’s approval and the public disclosure could have claims against ICON. See Meyer v. Jinkosolar Holdings Co., 761 F.3d 245, 250-51 (2d Cir. 2014) (“[O]nce a company speaks on an issue or topic, there is a duty to tell the whole truth. . . . A generic warning of a risk will not suffice when undisclosed facts on the ground would substantially affect a reasonable investor’s calculations of probability.”).

Third, ICON could face claims arising from any failure to conduct a robust audit committee review of related party transactions. ICON’s annual report states that the audit committee performs the functions “required of such a committee by Nasdaq and the Commission” and, apart from the deviations it lists, claims full compliance with the Nasdaq corporate governance standards, including Rule 5630.29 The Company’s January 2025 prospectus told investors that related-party transactions “are subject to review and approval of the independent members of our Board.”30 If the required review did not occur, these statements may be inaccurate, and the annual report carries them into both of the Company’s current registration statements.

Fourth, ICON could face liability under Section 11 of the Securities Act, which makes the issuer liable for a material misstatement or omission in a registration statement without proof of scienter.31 The Company’s 2025 annual report, which contains the Nasdaq compliance statement discussed above, is incorporated into both registration statements, and under the Company’s undertaking in the Form F-3, its filing is deemed a new registration statement.32 If those statements were materially inaccurate, purchasers of shares sold under either registration statement may have Section 11 claims. We raise these provisions because each is a reason for prompt correction, which is the most effective way to limit the exposure of the Company and those who control it.

Finally, ICON’s liability risk may be heightened because patterns similar to those that have harmed the Company’s stock price have also occurred at companies led by or related to Ismini’s family members, including Castor Maritime (CTRM); Toro Corp (TORO); Robin Energy (RBNE); AI Okto Corp (AIOK); and MPC Container Ships (MPCC).

If ICON does not act now, it could be subject to serious stockholder class action litigation risk, which would threaten to wipe out the $25 million that ICON has raised to date.

V.        Hampton’s Proposals

Hampton makes four proposals. First, the Board should appoint one independent director designated by Hampton. The designee would meet Nasdaq’s independence standards

28 ICON, Prospectus Supplement (Form 424B5), at S-5 (filed Feb. 4, 2026) (2026 ATM Prospectus Supplement); 2026 Q1 Form 6-K, at 2 (filed June 9, 2026); see also ICON, Registration Statement (Form F-1, File No. 333-294110), at 1-2 (filed Mar. 6, 2026) (2026 Yorkville Resale F-1).

29 FY2025 Form 20-F, Item 6.C, at 57 (filed Feb. 24, 2026); id. Item 16G, at 72.

30 ICON, Prospectus (Form 424B4), at 81 (filed Jan. 24, 2025).

31 15 U.S.C. §§ 77k(a), 77o(a).

32 ICON, Registration Statement (Form F-3, File No. 333-291988), at 32 (filed Dec. 5, 2025); 2026 Yorkville Resale F-1, at 39 (filed Mar. 6, 2026).

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and would recuse himself or herself from any matter involving Hampton. A third independent director would also allow the Company to form a three-member audit committee and end the deviation it now discloses under Item 16G.

Second, Hampton would support a financing on terms set and approved by the independent directors, designed to reduce the Company’s reliance on discounted equity sales. As Hampton stated in its September 28, 2026 letter, its designee would assist with the Company’s financing needs, subject to the recusal described above.

Third, Hampton proposes that the Company exchange all outstanding Series A shares for a new series of perpetual, cumulative, convertible preferred shares with a face amount of $20 million. The new preferred shares would be convertible at any time into common shares at a fixed price of $5.00 per share and would earn a fixed 6% cumulative dividend payable only in cash. If the Company cannot reasonably pay a dividend in cash, the dividend would accrue for later payment in cash, with no rate increase or default. The Series B Preferred Shares would remain in place, so Ismini would keep voting control of the Company, together with her fiduciary duties to its minority shareholders. This exchange would end the PIK Rate Adjustment and the VWAP-based conversion that drive the feedback loop described in Section I.

Fourth, ICON should renegotiate the Master Management Agreement on commercially reasonable, arm’s-length terms that do not include prohibitively expensive group- and vessel- level termination fees.

We are interested in ICON’s long-term success, and we believe these proposals would strengthen the Company’s financial position and unlock stockholder value. But Hampton has not heard from the Board since our September 28, 2026 letter, and has not received any substantive response. We request a substantive response and an opportunity to discuss these proposals on or before 5:00 p.m. ET on Monday, November 2. We welcome a discussion with the Company and its counsel at their earliest convenience. Hampton reserves all rights.

Very truly yours,

Peter M. Deeb

Executive Chairman of the Board &

Chief Executive Officer
Hampton Financial Corporation

cc: The Trust Company of the Marshall Islands, Inc. (registered agent)

Puglisi & Associates (authorized representative)

121 King Street West - Suite 1700 - Toronto - Ontario - Canada M5H 3T9